Exhibit B

Frequently Asked Questions - Employees

I.	ABOUT WIPRO
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Tell us about Wipro’s business, its history and its management. Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. The company began in 1945 and has grown into a diverse, multi-billion company with over 73,000 employees in 53 locations in 29 countries around the world. For the year ended March 31, 2007, Wipro reported revenues of approximately $3.4 billion and net income of $671 million.

•	What is Wipro’s organization structure and what are the different business lines? Wipro has six divisions:

Wipro Technologies (WT)

Wipro Technologies is the global IT services business division of Wipro Limited. Working in 44 development centers across the world, Wipro Technologies uses powerful technologies to provide services for business transformation and product realization as well as complete solutions for the service provider market.

Wipro Infotech (WI)

Wipro Infotech is a division of Wipro Limited and provides customers with high value Information Technology Solutions, Infrastructure, Services and Platforms in India and is all set to offer high end Technology Services and Solutions for the Asia Pacific and the Middle East markets.

Wipro BPO (WBPO)

Wipro BPO is the Business Processes Outsourcing services provider division of Wipro Ltd. It is one of the largest 3rd party BPOs in India. Recently, it has opened its first center outside India in Romania.

Wipro Consumer Care and Lighting (WCCLG)

Wipro Consumer care and Lighting is the FMCG arm of Wipro Limited which continuously introduces innovative products and adds value to existing brands, each of which is the promise of good health and value for money. Its brands include Santoor, Wipro Shikakai, Wipro Active and Wipro Baby Soft. WCCLG is now India’s 3rd largest FMCG player.

Wipro Infrastructure Engineering (WIN)

Wipro Infrastructure Engineering (formerly Wipro Fluid Power) was Wipro’s first diversification in 1975, to address the hydraulic equipment requirements of mobile original equipment manufacturers in India. Over the past 25 years, the Wipro Fluid Power business unit has become a leader in the Hydraulic Cylinders and Truck Tipping Systems markets in India. Wipro Fluid Power intends growing its business by leveraging its dominant market share in India to serve the global manufacturing requirements of Hydraulic Cylinders and Truck Tippers.

Wipro GE Medical Systems Limited

Wipro GE Medical Systems is a joint venture between Wipro and General Electric Company. A part of GE Medical Systems South Asia, it caters to customer and patient needs with a commitment to uncompromising quality. Wipro GE is the market leader with unmatched distribution and service reach in South Asia and is India’s largest exporter of medical systems. Wipro GE pioneered the manufacture of Ultrasound and Computed Tomography systems in India and is a supplier for all GE Medical Systems products and services in South Asia.

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Can you provide a brief overview of the TIS business? Wipro’s Technology Infrastructure Services (TIS) is the largest Indian IT infrastructure service provider in terms of revenue, people and customers with more than 200 clients in the United States, Europe and Japan and over 750 clients in Asia Pacific. The Company offers a broad range of services, including mainframe and server management, network management, security services, database administration, IT Help Desk and application management services. The TIS business represents about 21% of the IT Business revenue of Wipro.

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How big is Wipro Technologies outside of India? Wipro Technologies is around 12000 employees strong in markets outside India. Around 7000 of these employees are in US. Around 65% of Wipro Technologies business comes from North America and the current run rate puts the annual revenue at ~$2 Billion

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What is the work culture at Wipro like? Wipro’s culture is built on the values of – Unyielding Integrity, Intensity to Win and Acting with Sensitivity. The company expects all its employees to treat all individuals with utmost respect regardless of their position, gender, and race. There is a strong emphasis on meritocracy and going the extra mile for excellence in work. In fact, Wipro is one of the pioneers to use Six Sigma and Lean concepts successfully in the service industry. The company has a central body called Wipro Innovation Group to drive innovations across the company and the Company prides itself on being rated by Business Week amongst the Top 25 Innovators of the World. Unyielding integrity in actions and words is integral to the day to day life in Wipro.

II.	ABOUT THE DEAL
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Why would Wipro want to retain the staff at Infocrossing? Approximately 65% of Wipro Technology’s annual revenues are derived from North America and the company has determined that they need to increase their delivery capabilities in the United States to establish a greater competitive advantage and effectively compete for large, multi-year outsourcing engagements. Wipro views Infocrossing as the foundation to building those capabilities in the United States. Furthermore, the company views this as an opportunity to strengthen their capabilities in the mainframe services market. In addition, Wipro hires more than 15,000 people annually and has an urgent need for employees in the United States to support their growth.

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How does the Infocrossing business fit into the overall organizational structure of Wipro? The intent is to keep Infocrossing intact as a wholly-owned subsidiary of Wipro. This will enable us to continue focusing on selling and supporting our selective outsourcing services while drawing on the broader resources and capabilities of Wipro to offer expanded solutions to our clients.

III.	ABOUT POLICIES/ROLES/MANAGERS/BENEFITS/OFFICE LOCATION
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Does Wipro plan to layoff people? We do not anticipate any immediate layoffs as a result of this deal. We will look to leverage Wipro’s global delivery model to deliver the best value to our customers. Wipro is a large company and has many existing clients in the US in the Infrastructure Services business; therefore we will make every attempt to offer alternate opportunities to those employees who may be impacted by such changes

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Wipro has IMS, Healthcare and EAS business lines. Will Infocrossing be broken up into these three business lines? The current plan is to keep Infocrossing as a single entity within Wipro. We do plan to develop an integrated go-to-market strategy that will enable us to sell broader solutions to our existing clients.

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What happens if I choose not to join Wipro after the deal is closed? Wipro is a large company with enormous career opportunities and we see Infrastructure Services as a strategic growth area for the company. As a Wipro employee, you can expect to become a part of an environment having the highest employee standards and great opportunities to use and enhance your skills. We hope you will be able to see the opportunity that Wipro relationship has for you. However, should you choose not to join the company after the deal closure, the company will honor all its commitments made at the time of your employment with Infocrossing with respect to separation benefits.

•	Will my salary be changed after transition to Wipro? We don’t anticipate that your total compensation will change; however, the structure may change to reflect Wipro’s salary and bonus structure.
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What will happen to my medical plan and 401(K) contributions? At some point Infocrossing employees will move into Wipro’s benefit plans. They offer very competitive benefits to their employees. Their health and wellness plans are backed by FSA and HSA programs while providing low deductibles, out-of-pocket caps and low co-payments. In addition, they offer matching 401k contributions as well as other benefits that are not provided at Infocrossing today.

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What are my career options after I change to Wipro? Extensive. We will be joining a global company that has over 73,000 employees working on five continents. The business is growing at approximately 40% per year and they are hiring over 15,000 people annually. Needless to say, there are extensive opportunities, which are backed by a strong career framework for you to transition across roles, projects, domains, countries and businesses. There is a structured program of Internal Job Posting that gives all employees a chance to apply for the various positions that open up in the company. As a Wipro employee, you will have access to these opportunities.

•	What will happen to my Infocrossing stock options? All of the outstanding stock options will vest and will be redeemed for cash at the time of the closing.
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If at a later date Wipro terminates me, will I get the severance benefit I am eligible for in Infocrossing? Anyone that is terminated as a result of a reduction in force will be eligible for severance benefits as per applicable policies in place.

IV.	ABOUT INTEGRATION PLAN
•	Will the existing management of Infocrossing continue? The existing management team will remain with the Company after the transaction has been completed.
•	Who will be the new head of the business? Zach Lonstein will continue to remain with the Company and will lead the business.
•	Will my immediate manager change? Will I have to start reporting to a new manager from Wipro? No, the intent is to keep Infocrossing intact and the organization structure in place.
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What is the step wise plan for integration? How long will it last? We are going to form an integration team that will develop this plan between now and closing. At this stage we have not developed a detailed integration plan.

•	Who can I go to in case I have any questions about integration? Direct your questions to your immediate manager or the Human Resources representative for your group.
•	What will happen to the Infocrossing brand? We will continue to use the Infocrossing name for some time.
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Should I stop the initiatives I am running currently? No, please continue running those initiatives. Until the closing is complete, the two companies will continue working independently and no changes of any kind have to be made.

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What has Wipro’s past integration experience been? In keeping with our overall M&A strategy, Wipro has acquired companies which have helped them enhance their service portfolio and meet the needs of their clients.

In the recent past, Wipro has made six other acquisitions which you would have heard about – New Logic in the embedded design space, mPower in the banking segment, cMango is the infrastructure service management space, Enabler in the retail consulting space, Saraware in the wireless solutions space and Quantech in the product design space. The integration of these entities has gone on well, the teams have started working together and we are seeing the benefits of the combined entity.

The company has a well defined Integration process and a team which is cross functional. This team has some of the seasoned people of Wipro. At this stage there is tremendous confidence in the team and this confidence is largely because of both Infocrossing and Wipro share the same beliefs and are there to make this business unit better than before.

Additional Information

Wipro’s tender offer to acquire shares of Infocrossing’s common stock has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell Infocrossing’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding such tender offer when they become available because they will contain important information. The tender offer statement will be filed by Wipro with the Securities and Exchange Commission (“SEC”), and the solicitation/recommendation statement will be filed by Infocrossing with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Infocrossing or Wipro with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Infocrossing, Inc., Investor Relations, 2 Christie Heights Street, Leonia, New Jersey 07605, (201) 840-4700.